Exhibit 4.1

DESCRIPTION OF REVIV3 PROCARE COMPANY COMMON STOCK

August 2022

The following summarizes the terms and provisions of the common stock of Reviv3 Procare Company, a Delaware corporation (the “Company”), which common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Bylaws, which the Company has previously filed with the Securities and Exchange Commission, and applicable Delaware law.

Authorized Capital

The Company’s authorized capital stock consists of 450,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), and 300,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds.

Voting Rights

Holders of Common Stock are entitled to one vote for each share. There is no cumulative voting with respect to the election of directors. Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Except as otherwise required by law or the Company’s Certificate of Incorporation or Bylaws, all other matters brought to a vote of the holders of Common Stock are determined by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote. Except as otherwise required by law or as may be provided with respect to any other outstanding class or series of the Company’s Preferred Stock, the holders of shares of Common Stock possess the exclusive voting power.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s known debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

Rights and Preferences

All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate in the future.

Quotation

The Common Stock is quoted on the OTCQB under the symbol “RVIV.”

Preferred Stock

The Board of Directors has the authority, without further action by the holders of Common Stock, to issue up to 300,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring, or preventing a change of control of the Company or other corporate action. The Company has designated 250,000,000 shares of the Preferred Stock as Series A Preferred Stock (“Series A Preferred”), all of which are currently outstanding.

Series A Preferred

The Series A Preferred are convertible into shares of Common Stock on a one-for-one basis, at the option of the holder, at any time after the second anniversary of the date of the first issuance of shares of Series A Preferred; provided, that the holder may not convert that number of shares of Series A Preferred which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act, and the applicable rules and regulations thereunder. Holders of the Series A Preferred have no dividend rights; however, no dividends or other distributions will be declared or paid on the Common Stock unless dividends at the same rate have been paid or declared on the Series A Preferred, based on the number of shares of Common Stock into which the Series A Preferred may then be converted. The Series A Preferred has no voting rights and is not subject to redemption. The Series A Preferred ranks senior to the Common Stock with respect to payments upon the liquidation, dissolution and winding up of the Company. The number of shares of Series A Preferred, and the Common Stock conversion ratio, are subject to adjustment upon the declaration of a dividend on the Common Stock payable in shares of Common Stock, any split of the Common Stock or any combination or recapitalization of the outstanding Common Stock into a different number of shares.

Anti-Takeover Effects of Provisions of Delaware Law, the Company’s Certificate of Incorporation and Bylaws and Other Agreements

Certificate of Incorporation and Bylaws

The Company’s Certificate of Incorporation and Bylaws provide that the Company’s Bylaws may be altered, amended, repealed or replaced by the Board of Directors without stockholder approval, to the extent permitted by law; provided, however, that an amendment to the Bylaws adopted by stockholders that specifies the votes necessary for the election of directors will not be further amended or repealed by the Board of Directors. The Company’s Bylaws allow the Company’s directors to establish the size of the Board of Directors and fill vacancies on the Board, including those created by an increase in the number of directors (subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances). The Company’s Board of Directors has the power to retain and discharge its officers, which could make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for the Company’s Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

The provisions described above may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management.

Delaware Anti-Takeover Law

The Company is not currently subject to Section 203 of the Delaware General Corporation Law (“Section 203”), which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to certain exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the interested stockholder’s proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation; and

●	any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person that, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Authorized and Unissued Shares

The Company’s authorized and unissued shares of Common Stock are available for future issuance without stockholder approval except as may otherwise be required by applicable regulations or Delaware law.  The Company may issue additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee and consultant compensation. The existence of authorized but unissued shares of Common Stock could render more difficult, or discourage an attempt, to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

The issuance of shares of authorized and unissued Preferred Stock by the Company could have certain anti-takeover effects under certain circumstances, and could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors.

Voting Agreement

In connection with an Asset Purchase Agreement among the Company, its wholly owned subsidiary, Axil & Associated Brands Corp. (“Axil”) and certain stockholders of Axil, dated May 1, 2022 (as amended, the “Asset Purchase Agreement”), the Company, Axil and Intrepid Global Advisors, which is a stockholder of both Axil and the Company of which Jeff Toghraie, Chairman and Chief Executive Officer of the Company, is a managing director, entered into a voting agreement, effective as of June 16, 2022, pursuant to which, among other things: (i) the Company agreed not to issue new capital stock of the Company for two years following the closing of the Asset Purchase Agreement without the approval of both Axil and Intrepid, subject to certain exceptions; and (ii) Axil irrevocably appointed the Chief Executive Officer and Secretary of the Company as proxies of Axil, to vote with respect to all shares of capital stock beneficially owned by Axil for the two years following the closing of the Asset Purchase Agreement.

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